UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70754

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2025 AND ENDING December 31, 2025

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IB Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

51 Kings Court St., Apt 14-B

(No. and Street)

San Juan	PR	00911
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward Samson	732-233-3500	edsamson@finopconsultants.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven, PSC

(Name – if individual, state last, first, and middle name)

B7 Tabonuco St. Ste 302	Guaynabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/2021	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward Samson _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IB Capital LLC _____, as of March 31 _____, 2 026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Edward G Samson*

Title:
CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IB CAPITAL LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

As of and for the year ended December 31, 2025

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
IB Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of IB Capital LLC (the "Company") as of December 31, 2025, the related statements of income, changes to member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Member of
IB Capital LLC
Page 2

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of the Reserve Requirement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

March 30, 2026

 

DPSC329-1779
IB CAPITAL LLC

IB CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2025

ASSETS	2025
Cash and cash equivalents	$1,254,340
Deposit with clearing firm - restricted	100,000
Financial instruments owned, at fair value	1,079,259
Accounts receivable	32,929
Due from related party, net of allowance for credit losses of $119,575	2,228,812
Property and Equipment, net	678
Interest receivable	16,159
Prepaid expenses	69,023
Deferred tax asset, net	218,040
TOTAL ASSETS	$4,999,240

LIABILITIES AND EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$65,789
Income taxes payable	84,599
Total liabilities	150,388
EQUITY -	
Members' equity	4,848,852
TOTAL LIABILITIES AND EQUITY	$4,999,240

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF INCOME
For the year ended December 31, 2025

	2025
Revenues:	
Consulting income	$7,132,956
Underwriting and management fees	980,400
Commissions	289,125
Net realized gain on securities owned	271,323
Net change in unrealized gain on securities owned	112,573
Interest income	84,028
Total revenues	8,870,405
Expenses:	
Salaries and wages	463,148
Consulting expense	276,279
Provision for credit losses	119,575
Other taxes	79,230
Professional fees	73,387
Office expenses	56,125
Regulatory fees	21,162
Clearing firm expense	75,223
Insurance	16,977
Interest expense	25,162
Total expenses	1,206,268
Income before taxes	7,664,137
Provision for income taxes:	
Current	298,058
Deferred	22,915
Total provision for income taxes	320,973
Net Income	$7,343,164

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2025

	2025
Balance at December 31, 2024	$4,975,688
Cash distributions	(6,451,262)
In-kind distribution	(1,018,738)
Net income	7,343,164
Balance at December 31, 2025	$4,848,852

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2025

OPERATING ACTIVITIES:

Net income $7,343,164

Adjustments to reconcile net income to net cash provided by operating activities:

Purchases of securities	(205,905)
Sales of securities	2,345,621
Provision for credit losses	119,575
Net change in unrealized gain on securities owned	(112,573)
Net realized gain on securities owned	(271,323)
Depreciation	339
Deferred taxes	22,915
(Increase) decrease in operating assets:	
Accounts receivable	95,571
Due from related party	(2,346,640)
Interest receivable	34,041
Prepaid expense	94,819
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(5,641)
Due to related party	(84,525)
Income taxes payable	84,599
Total adjustments	(229,127)
Net cash provided by operating activities	7,114,037

INVESTING ACTIVITIES -

Purchase of computers	(1,016)
Net cash used in investing activities	(1,016)

FINANCING ACTIVITIES -

Distributions to members	(6,451,262)
Net cash used in financing activities	(6,451,262)

Net cash increase for the year	661,759
Cash and restricted cash at beginning of year	692,581
Cash and restricted cash at end of year	$1,354,340

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES

In-kind distribution to member	($1,018,738)
Supplemental cash flows disclosures:	
Income tax payments	$191,393
Interest payments	$25,683

The accompanying notes are an integral part of these financial statements.

IB CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended December 31, 2025

NOTE A - ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: IB Capital LLC, (the "Company" or "Firm") is a registered broker dealer that began business in Puerto Rico in 2021. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the Office of the Commissioner of Financial Institutions of Puerto Rico. The Company earns commissions on sale of securities, consulting revenue by providing investment banking advisory services, and underwriting and management fees for its services as such during initial public offerings. The Company also does trades on a proprietary basis and occasionally participates in private placements and earns fees for capital raised through private placements. During 2025, the Company also had interest income from investments in US Treasury securities totaling $84,015.

The authority within the Company falls on the Manager. The Manager shall have complete authority, power, and discretion to manage and control the business, affairs, and assets of the Company, to make all decisions with respect thereto and to perform or undertake any and all other acts or activities necessary, appropriate, or advisable for, or incidental to, the management or control of the business, affairs, or assets of the Company. The Company has two types of member units, Class A Units and Class B Units. The only difference between one class of units and another is the ability of the Manager to declare a distribution to only one class. As of December 31, 2025, Class B unit holders have not made capital contributions to the Company.

A summary of the Company's significant accounting policies are as follows:
Accounting policies: The Company follows generally accepted accounting principles in the United States (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash: The Company maintains its demand deposits in federally insured financial institutions. The Company also maintains cash in brokerage accounts. Balances at times may exceed federally insured limits. As of December 31, 2025 cash and cash equivalents amounted to $1,354,340. Cash and cash equivalents include cash in bank accounts, cash in investment accounts, cash in money market accounts or sweep accounts, and the deposit with the clearing firm. The deposit with the clearing firm is $100,000 and is restricted. Cash amounted to $1,098,256 and cash equivalents to $255,813.

Computers, net: Computers are recorded at cost, net of accumulated depreciation. Depreciation is provided by use of straight-line method over the estimated useful lives (three years) of the respective assets.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)

Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Accounts Receivables and Allowance for Credit Losses: Receivables are stated at cost, net of an allowance for credit losses. Accounts receivable consists of uncollateralized customer obligations which principally arise from consulting services. In accordance with FASB ASC 326 the Company accounts for estimated credit losses on financial assets measured at an amortized cost basis. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet, adjusting the asset's amortized cost basis. The allowance for credit losses is assessed for individually significant receivables. If the receivables do not share similar risk characteristics, expected credit losses would be calculated on an individual basis. The nature of the Firm's business is so that receivables are composed of a few large receivables from a few customers, rather than of many small receivables or of a combination of both large and small receivables. The Firm's customer/client base is mainly a corporate clientele.

The estimate of expected credit losses under US GAAP should consider historical information (past events), information about current conditions, and reasonable and supportable forecasts of future events and economic conditions, as well as estimates of prepayments. The Firm's receivables are generally unsecured. For amounts due to the Firm, significant financial difficulties of the customer/client and default of payments are considered indicators of credit losses. The credit loss is measured as the difference between the receivable's carrying amount and the present value of estimated future cash flows discounted at an estimated effective interest rate. Management evaluates credit risk relating to customers on an ongoing basis. We write off receivables as a charge to the allowance for credit losses when, in our estimation, it is probable that the receivable is worthless. Please refer to NOTE C Accounts Receivable and NOTE D Due from related party.

Income Taxes: The Company files income tax return in the Commonwealth of Puerto Rico and is treated as a corporation for income tax purposes. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – Income Taxes (ASC 740). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740.

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is the beneficiary of a tax decree pursuant to the Puerto Rico incentives code Law 60 of 2019 that was approved in June 2023.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

It is retroactive to the Company's inception. Under such decree, Puerto Rico taxes are 4% of the Company's export service net income.

The Company's non-export service income consists of trading gains or losses and unrealized gains or losses. Realized capital gains are taxed at regular corporate tax rate of 37.5% if they are short term. Unrealized capital gains are not taxed until realized. Realized long term capital gains, those held for over a year are taxed at 20%. The Company's income tax provision for the year ended December 31, 2025, is composed as follows:

  Current portion: $298,058
  Deferred portion: $22,915

The current portion is composed of 4% tax on export service net income for year ended December 31, 2025, and the tax on realized gains for 2025. For 2025, the Company has realized gains. Such gains can be offset up to 90% against the realized loss from 2024. Such losses from 2024 can be carried forward for seven years until 2031 and can be offset up to 90% realized gains that arise during the next seven years, 2025 included. Deferred taxes arise because of different treatment between financial statement accounting and tax accounting, known as "temporary differences". The Company records the tax effect of these temporary differences as "deferred tax assets" (generally items that can be used as a tax deduction or credit in future periods) or "deferred tax liabilities" (generally items for which the Company received a tax deduction but have not yet been recorded in the statements of income).

Significant components of net deferred tax assets (liabilities) are in the following caption in the balance sheet.

December 31,	2025
Unrealized losses	$ 218,040
Short term realized capital losses carryforward	307,411
Less: valuation allowance	(307,411)
Net deferred tax asset	$ 218,040

The Company's view is that the valuation allowance for the unrealized loss deferred tax assets should be zero since the company expects such unrealized losses to reverse substantially as the market value fluctuates. The assets subject to the unrealized losses are long-term investments for which there are no planned sales dates yet. If any realized losses occur on those long-term investments at an uncertain future date, they will have the opportunity to be carried forward for seven years. To the contrary, the Company's view is that currently its short term realized loss deferred tax assets deserve a 100% valuation allowance since currently there is no sign that they will be realized during the carryforward period of seven years.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The deferred portion is an estimate of taxes that would be owed if unrealized gain/loss is realized using the tax rate that is expected to be realized when the differences are expected to reverse. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2025.

If the domestic statutory rate of 37.5% is applied to the taxable operating income of the Company, and applicable domestic statutory rates to the realized gain the current tax liability would be $2,748,847.

Using the 4% tax rate afforded by the export service tax decree and statutory rates for the realized gain, the current tax expense for the Company is $298,058 for 2025.

The Company calculates municipal taxes for year 2025 at $79,230. Municipal tax years go from July 1 through June 30. Municipal tax expense for the next municipal year will be 1.50% multiplied by 50% of export service revenues for the year ended December 31, 2025 plus 1.50% multiplied by 100% of non-export service revenue excluding realized and unrealized gain/losses or capital gains. For the year ended December 31, 2025 export service revenues include consulting income, underwriting and management, and commissions.

Securities owned, at fair value: Securities positions are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Realized gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded in realized gains or losses from financial instruments in the statement of income. Unrealized gains and losses are recorded in the accompanying statement of income.

Revenue Recognition: Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when promised services are delivered to our customers in an amount we expect to receive in exchange for those services (i.e., the transaction price). Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct.

Our performance obligations to our customers are generally satisfied when we transfer the promised service to our customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised service. Revenue from our performance obligations satisfied over time is recognized in a manner that depicts our performance in transferring control of the service, which is generally measured based on time elapsed, as our customers receive the benefit of our services as they are provided.

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant judgement is required in the process of determining whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under contract, and in determining whether constraints on variable considerations should be applied due to uncertainty in future events.

Payment for the majority of our services is considered to be a variable consideration, as the amount of revenue we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. We record deferred revenue from contracts with customers when payment is received prior to the performance of our obligation to the customer.

We involve third parties in providing services to the customer for certain of our contracts with customers. We generally do not control the promised services before they are transferred to the customer. Accordingly, we present the related revenues net of the related costs.

We have elected the practical expedient allowed by the accounting guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Services within the scope of Accounting Standards Update 2014-09 - *Revenue from Contracts with Customers* (Topic 606) include:

a. Consulting Income: The Company enters into investment banking advisory agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services on addressing institutional investors not already known to the customer, advisory services to assist the customer in meeting exchange listing requirements, advisory services and marketing assistance to expand the shareholder base of the customer, and non-deal road show services as requested to introduce the Company to retail and institutional investors throughout Europe and North America. The Company also provides advisory services to customers to assist in raising capital, raising debt, or selling their equity. The Company believes these services represent a single performance obligation. The customer contracts sometimes contain an upfront fee payable upon signature of such and for the consulting services to begin, together with a fee that is paid to the Company upon consummation of the consulting services it relates to. Most of the firm consulting agreements are success fee based, in which the fees are ultimately due upon a determined situation occurring (meeting exchange listing requirements; raising capital; raising debt.) If consulting fees depend on milestones, project outcomes, or success fees, revenue must be estimated and constrained to amounts that are probable not to reverse. Such final fees have no contingency, and the Company will collect the entire fee, unless management believes such fees would not be collectible from the customer. Consequently, revenue is recognized at a point in time by the Company, when the engagement is successfully completed. However, for certain contracts, revenue is recognized over time for advisory

NOTE A ORGANIZATION AND A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities on a deferred revenue account and recorded as revenue when the service is completed. At December 31, 2025, all amounts were immaterial.

b. Commission revenues: The Company is part of commission sharing agreement with a related party, in which it receives commissions for sales of securities. The Company receives commission related to its sales of the securities offered by the related party. Revenue is recognized for commissions when the performance obligation is fulfilled. Performance obligation is fulfilled when the securities transactions subject to commission have been traded.

c. Underwriting and Management Fees: The Company may also earn underwriting and management fees from providing services as an underwriter and manager during the initial public offering (IPO) of securities registered under the Securities Act of 1933. The Company participates as an underwriter and manager in firm commitment underwritings. To underwrite, the Company has to have the adequate amount of net capital for the shares to be underwritten. The obligations of the Company are fulfilled once the IPO being underwritten occurs and trades.

d. Other Revenue: The Company may also earn fees from raising money for private businesses.

NOTE B - LEASES

Leases are accounted for under ASC 842. The Company is required to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms greater than 12 months when the asset and the corresponding liability are considered material. All such leases are to be classified as either finance or operating. Per ASC 842, for leases with terms 12 months or less, lessees can elect not to recognize lease assets and liabilities. They should instead recognize lease expense on a straight-line basis, generally, over the term of the lease The Company had no lease obligations that required recording in the December 31, 2025 statement of financial condition since they were not material to the financial statements and the lease terms are less than 12 months. The Company leased office space with Island Capital LLC for the month of January and for the remaining months of the year the Company leased office space with IB Capital PR LLC, both related parties. Current lease terms are month to month basis with payment of $630 per month. For the period from January 1, 2025 to December 31, 2025, rent expense was $7,538 included in office expenses in the accompanying statement of income.

NOTE C - ACCOUNTS RECEIVABLE

The Company accounts for accounts receivable under ASC 326. The Company had accounts receivable net balance as of December 31, 2025, of $32,929. The collectability of receivables is assessed for individually significant receivables. Expected credit losses are calculated on an individual basis. The nature of the Company's business is so that receivables are composed of a few large receivables from a few customers, rather than of many small receivables or of a combination of both large and small receivables. The Company's customer/client base is mainly a corporate clientele. The Firm's receivables are generally unsecured. For amounts due to the Company, significant financial difficulties of the customer/client and default of payments are considered to affect the expectation of collectability. An allowance for credit losses is recognized in profit and loss when there is objective evidence that collectability is affected. The allowance for credit losses is measured as the difference between the receivable's carrying amount and the present value of estimated future cash flow. No allowance for credit losses was deemed necessary as of December 31, 2025.

The Company also had interest receivable on US Treasury securities of $16,159. Interest receivable is presented separately from accounts receivable on the statement of financial condition.

NOTE D – DUE FROM RELATED PARTY

The Company had a due from related party balance as of December 31, 2025 of $2,228,812, net of an allowance for credit losses of $119,575. Refer to related party transactions NOTE J. The same analysis done for accounts receivable and credit losses as described in NOTE A is performed for receivables from related parties. Balances are non-interest bearing.

NOTE E - PREPAID EXPENSES

At December 31, 2025, the Company maintained prepaid expenses as follows:

Prepaid municipal tax	$55,788
Prepaid regulatory fees	7,476
Prepaid Insurance	2,633
Other	3,126
	$69,023

NOTE F - SECURITIES OWNED

At December 31, 2025, the Company owned one US treasury note with value totaling $1,079,259. Such notes mature on August 15, 2034. In addition, the Company owns securities in a privately held limited liability company without an easily determinable market value. The Company

NOTE F - SECURITIES OWNED (CONTINUED)

purchased in 2024 shares in the private company for $1,090,200, the cost basis of the private shares. As of December 31, 2025, the Company estimated the fair value of the private shares at $0. Such shares will have an undetermined value in the future if IB Acquisition Corp. successfully combines with a business. Such an event is uncertain as to occurrence and timing. Similarly, in 2025, the Company purchased founder shares in Pelican Acquisition Corp. for $116. As of December 31, 2025, the Company estimated the fair value of the founder shares at $0. For the year ended December 31, 2025, the Company had a net realized gain on financial instruments of $271,323 and a net unrealized gain of $112,573.

NOTE G - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date. Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Level 3: Unobservable inputs for the asset or liability.

U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy. Private securities (level 3) are valued using the cash flow method.

To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

	Level 1	Level 2	Level 3	Total
US Government debt	$ 1,079,259	$ -	$ -	$ 1,079,259
Private company shares	-	-	-	-
Total	$ 1,079,259	$ -	$ -	$ 1,079,259

NOTE G - FAIR VALUE MEASUREMENTS (CONTINUED)

At December 31, 2025, the only private company shares or securities held by the Company were the private securities purchased during the year 2024 and the founder shares purchased in 2025 both valued at zero as of year-end. ASC 820 defines fair value the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Under ASC 820, fair value is based on the exit price (the price that would be received to sell an asset or paid to transfer a liability), not the transaction price or entry price (the price that was paid for the asset or that was received to assume the liability). The measurement date is 12/31/2025.

There is no market for the private company shares purchased as of the measurement date. The units are purchased by insiders (underwriters, SPAC sponsors, etc) and not by outside market participants. SPACs or blank check companies have no operations or cash flow. Income approach as of the measurement date would give a value of $0. The investment in private placement units and in the founder shares is lost if the business combination does not occur, so it is contingent on an uncertain future event.

The following table provides a reconciliation between the beginning and ending balances of assets and liabilities measured at fair value on a recurring basis in the table above that used significant unobservable inputs (Level 3). During 2025, 109,277 representative shares/units with a cost basis of $0 of Distoken Acquisition Corp converted to 109,277 shares of Youlife Group Inc (YOUL) after the business combination between Distoken and Youlife and the shares were sold to the market. At the moment of the business combination, the classification of those 109,277 units changed from level 3 to level 1 with a readily determinable market value.

Balance, beginning of year	$0
Purchase	116
Unrealized gain/loss	(116)
Balance, end of year	$0

NOTE H - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $2,256,200, which was in excess of its required net capital of $100,000; its ratio of aggregate indebtedness to net capital was 6.67%.

NOTE I - COMMITMENTS AND CONTINGENCIES

During 2025, the Company was not involved in ongoing litigation. As of December 31, 2025, the Company does not have any contingencies to accrue or disclose.

NOTE J - RELATED PARTY TRANSACTIONS

The Company provides services to I-Banker Securities Inc., an entity that is related through common ownership (the Affiliate). The services include direct selling of the Affiliate's offerings, underwriting and management services, and consulting services. As of December 31, 2025, there was a balance due from the related party, refer to NOTE D. The total amount of revenue for the year ended December 31, 2025, related to services provided to the Affiliate was $5,697,081 as follows: $289,125 in commissions from direct selling of securities sold, and $5,407,956 in consulting.

	Related Party
Commissions	$289,125
Consulting	5,407,956
Total	$5,697,081

For the year ended December 31, 2025, the Affiliate also provided consulting services to the Company related to the investment banking advisory agreements of the Company with its corporate clientele and through an expense sharing agreement that the Company has with the Affiliate. Such consulting services provided by the Affiliate totaled $276,279. Also refer to related party lease in Note B. Transactions with related parties are measured on the basis of the amounts agreed to by the parties. Because of the related party relationship, the terms and conditions of these transactions may differ from those that would have been obtained from transactions with independent third parties.

NOTE K - CONCENTRATIONS

The Company maintains its demand deposits in certain financial institutions where balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. At December 31, 2025, deposits above federally insured limits were $748,526. When excluding unrealized, realized and interest income, 67.80% of revenue was earned from a related party

NOTE L – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, investment banking consulting services, investment banking underwriting and management, and commission sharing.

NOTE L – SEGMENT REPORTING (CONTINUED)

The Company has identified its Managing Member/CEO, James McCrory, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. When excluding unrealized, realized and interest income, the Company derived 67.80% of its total revenues from a single external customer, the Affiliate, in 2025. In addition, underwriting and management revenue for one initial public offering, Emmis Acquisition, amounted to 11.65% of total revenue. Please refer to the Statement of Income for the segment's revenue and expenses for the year ended December 31, 2025.

NOTE M - SUBSEQUENT EVENTS

The Company has performed an evaluation of events occurring after December 31, 2025, through March 30, 2026, which is the date that the financial statements were available to be issued, and determined that there were no events occurring during this period that required disclosure in or adjustment to the accompanying financial statements.

IB CAPITAL LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2025

TOTAL ASSETS	$4.999,240
TOTAL LIABILITIES	(150,388)
TOTAL OWNERSHIP EQUITY	4,848,852
TOTAL CAPITAL AND ALLOWABLE SUB LIABILITIES	4,848,852
NON-ALLOWABLE ASSETS	(2,549,482)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	2,299,370
TOTAL HAIRCUTS ON SECURITIES	(43,170)
NET CAPITAL	$2,256,200
REQUIRED NET CAPITAL	$100,000
EXCESS NET CAPITAL	$2,156,200
TOTAL AGGREGATE INDEBTEDNESS	$150,388
AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.67%
Net Capital as a % of Required Net Cap	2,256%

SUPPLEMENTAL SCHEDULE
SCHEDULE I COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
(CONTINUED)
IB CAPITAL LLC
RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2025

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$2,256,201
Adjustments	
Rounding difference	(1)
Net Capital pursuant to rule 17a-5(d)	$2,256,200

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
FOR THE PERIOD FROM JANUARY 1, 2025 THROUGH DECEMBER 31, 2025

Per FINRA membership agreement, the Firm will not claim an exemption from SEA Rule 15c3-3.The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities throughout the year are limited.

Other business activities contemplated by Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
ACT OF 1934
FOR THE PERIOD FROM JANUARY 1, 2025 THROUGH DECEMBER 31, 2025

Per FINRA membership agreement, the Firm will not claim an exemption from SEA Rule 15c3-3.The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities throughout the year are limited.

Other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – No information to report.

IB CAPITAL LLC
51 Kings Court St.
14-B
San Juan, PR 00911

MANAGEMENT EXEMPTION
REPORT

IB CAPITAL LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) Per FINRA membership agreement, the Firm will not claim an exemption from SEA Rule 15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities throughout the year are limited exclusively to,: (1) Trading securities for own account; (2) Firm Commitment Underwriter (can also act as a Selling Group Participant or Best Efforts Underwriter); (3) Private placement of securities; and (4) Mergers and Acquisitions Advisory Services; and (5) Commission Sharing Activities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

IB CAPITAL LLC

I, Ed Samson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Edward G Samson
_____.
CFO / Financial & Operations Principal
March 30, 2026

IB Capital LLC

SIPC Reconciliation

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2025

SIPC Reconciliation	
Total Revenue	$8,870,405
Deductions	-$ 735,398
SIPC net operating revenues	$8,135,007
Amount due per general assessment @ 0.0015	$ 12,202
Overpayment applied	$ -
Balance due after applied overpayment	$ 12,202

Form	Assessment	Date Paid	Payment	Paid To:
SIPC-6	$ 1,982	7/30/2025	ACH	SIPC
SIPC-7	$10,094	2/4/2026	ACH	SIPC
SIPC-7 - Amended	$ 126	2/6/2026	ACH	SIPC
Total amount paid	$12,202			
Reconciled Difference Overpayment (Underpayment)	$ -			

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
IB CAPITAL LLC	8-70754

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 8,870,405.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 8,870,405.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 75,223.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 383,896.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.	$ 276,279.00	
		Deductions in excess of $100,000 require documentation		
5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 735,398.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 8,135,007.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

8		Multiply line 7 by .0015. This is your **General Assessment**.			$ 12,202.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2025 SIPC-7 or 7A		$ 12,076.00	
11	a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
	b	Overpayment(s) applied on all 2025 SIPC-7 and 7A(s)	$ 0.00		
	c	Any other overpayments applied	$ 0.00		
	d	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,982.00		
	e	All payments applied for 2025 SIPC-7 and 7A(s)	$ 0.00		
	f	Add lines 11a through 11e		$ 1,982.00	
12		**LESSER** of line 10 or 11f.			$ 1,982.00
13	a	Amount from line 8		$ 12,202.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 1,982.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 10,220.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 10,220.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-70754	DEA: FINRA	2025	Dec

MEMBER NAME IB CAPITAL LLC
MAILING ADDRESS 51 KINGS COURT
APT 14-B
SAN JUAN, PR 00911

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

IB CAPITAL LLC
(Name of SIPC Member)

Javier Vega
(Authorized Signatory)

2/5/2026
(Date)

javier.vega@ibcpr.net
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
IB Capital LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) IB Capital LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) trading securities for own account; (2) underwriter or selling group participant (corporate securities other than mutual funds) on a firm commitment offering; (3) mergers and acquisitions; (4) private placement of securities; and (5) commission sharing. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Driven, PSC

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

March 30, 2026

 

DPSC329-1780
IB CAPITAL LLC

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON APPLYING AGREED-UPON PROCEDURES**

To the Board of Directors and Members of
IB Capital LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of IB Capital LLC, (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Traced and compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Traced and compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part Ill for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Traced and compared any adjustments reported in Form SIPC-7 with supporting schedules and related schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Traced and compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

To the Audit Committee and Member of
IB Capital LLC
Page 2

We were engaged by the Company to perform these agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Driven, P.S.C.

Driven, P.S.C.

License No. 329 Expires December 1, 2027

Guaynabo, Puerto Rico

March 30, 2026




DPSC329-1781
IB CAPITAL LLC